

Mail Stop 3561

September 25, 2009

Ms. Ting Zheng
Chief Executive Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

> **Re: China Cord Blood Corporation**
> **Form F-1**
> **Filed August 28, 2009**
> **File No. 333-161602**

Dear Ms. Zheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Form F-1 filed August 28, 2009</u>

<u>General</u>

1.   We note the statement on page 78 that "CCBC is deemed to be a successor of Pantheon's financial reporting obligations but not its reporting obligations under the Exchange Act." Please revise to clarify. We note the representations made in response to comment two in correspondence by Pantheon Arizona dated May 19, 2009.

2.   Please note that we may have additional comments after you file a pre-effective amendment containing pricing-related information. In this regard, advise us whether any such prospectus that you circulate will disclose the market price of the ordinary shares.

3.   Prior to effectiveness of the company's registration statement, please inform us whether the amount of compensation allowable or payable to the underwriters has been cleared by the Financial Industry Regulatory Authority.

Conventions that apply to this prospectus, page ii

4.   Please move this section so that it follows the summary and risk factors sections. See Items 502 and 503 of Regulation S-K.

Prospectus Summary, page 1

Summary Consolidated Financial and Operating Data of CCBS, page 5

5.   We note disclosure in note 6 on page 6 to redeemable shares of CCBS to be exchanged for ordinary shares of CCBC. With a view to disclosure, advise us of the terms of the exchange and the nature of the holders of redeemable shares, and tell us whether they include U.S. holders.

Risk Factors, page 7

6.   Please revise the last risk factor on page 10 to provide the date of the Shanghai court decision referenced, and information indicating where investors can access a copy of this decision.

Use of Proceeds, page 33

7.   We note that one of "the principal purposes of this offering [is] to create a public market for ordinary shares." As your ordinary shares are already quoted, please revise to clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Payment Methods for Subscribers, page 47

8.   You disclose in the penultimate paragraph of page 47 that the increase of total accounts receivable before allowance for doubtful accounts from March 31, 2008 to March 31, 2009 was attributable to the increase in new subscribers who had elected Option One. However, based on your description of Option Three on the same page, it appears the increase was due to an increase in the number of subscribers

who elected Option Three. Please clarify how the trends in the Option elections by your subscribers impacted your accounts receivable.

Principal Components of CCBS's Income Statement, page 56

Revenues, page 56

9.   You disclose that the sources of CCBS's revenues consist of processing fee, storage fee and matching fee which are inclusive of a 5% business tax. However we note from your revenue recognition accounting policy on page F-13 that revenue is stated net of business tax. Please clarify whether your revenues include or exclude the business tax.

Our Corporate Structure, page 78

10.   Please revise your discussion of the business combination with Pantheon on page 78 to clarify the purpose of that transaction. In this regard, we note your disclosure on page F-20 of your notes to financials that the agreement was entered into as an alternative to an initial public offering.

Our Business, page 80

Overview, page 80

11.   We note from your disclosure that you provide your services through collaboration with selected hospitals in your hospital networks which offer you the platform for performing cord blood collection services and undertaking a significant portion of your sales and marketing activities. Please disclose in a footnote to your consolidated financial statements with respect to these collaborative agreements the rights and obligations, the accounting policy and the income statement classification and the amounts attributable to transaction arising from such collaborative agreements between you and the selected hospitals and for each period presented. Refer to paragraph 21 of EITF 07-1 for additional guidance.

Regulation, page 92

12.   Please revise here or where appropriate to address any corporate governance and other significant changes that will be required under listing standards assuming you become listed on NASDAQ.

Management, page 100

13.   Please revise or explain the statement on page 102 that your board will select the class of each of the directors "following the effectiveness of the articles of

association…" We note that your Amended and Restated Articles of Association filed as exhibit 3.1 indicate that they are effective as of June 30, 2009.

14.   In this regard, to the extent your articles are effective, provide the date of expiration of the current term of office and the period your directors have served in office, as well as any details of director service contracts providing for benefits upon termination of employment, or an appropriate negative statement. Refer to Form 20-F Item 6.C.

Compensation of Directors and Executive Officers, page 103

15.   You do not appear to have filed the CCBC option scheme as an exhibit to your registration statement, or incorporated it by reference. Please file the scheme as an exhibit with your amended Form F-1, or advise.

Principal Shareholders, page 108

16.   Please disclose the natural persons of GM Stem Cells who beneficially own the shares.

17.   State whether the company is directly or indirectly owned or controlled by another entity. Refer to Form 20-F Item 7.A.3. In this regard, we note that your ownership table on page 108 indicates that GM Stem Cells is the beneficial owner of 46% of your ordinary shares.

Underwriting, page 131

18.   We note your disclosure that the offering price has been or will be determined by agreement between you and the representative underwriter. Please disclose how the number of securities expected to be issued was or will be determined. Refer to Item 2.A of Form 20-F.

19.   Please revise to address the extent to which the offering price will be determined based on the market price.

20.   We note from page one of your post-effective amendment to Form S-4 filed July 7, 2009 that Rodman & Renshaw negotiated the purchase transaction between Pantheon and its shareholders. Please revise the last full paragraph on page 66 and the second to last paragraph on page 137 to disclose in quantified and qualified terms Rodman & Renshaw's involvement as financial advisors and otherwise.

Where You Can Find Additional Information, page 138

21.   Please revise the last paragraph on page 138 to address your status as a reporting company. We note the registration statement from July 2009.

Consolidated Financial Statements, page F-1

22.   A recapitalization requires the retroactive restatement of historical financial statements beginning in the reporting period subsequent to the date of consummation of the recapitalization. When financial statements are issued or reissued for inclusion in a registration statement filed after the consummation date of the recapitalization but before the date the recapitalization is given effect in the historical financial statements, the staff requires the presentation of a supplemental set of restated audited financial statements that give effect to the recapitalization. Please tell us how you comply with or plan to comply with this requirement.

Exhibits

23.   Please file as promptly as practicable all exhibits, particularly the legal opinion and underwriting agreement. Please note that we will review and may comment upon these exhibits when they are filed.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Norwood Beveridge
        Fax: (212) 202-7829